Mail Stop 6010

December 1, 2006

Mr. Oded Bashan
Chief Executive Officer
On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh-Pina, Israel   12000

      Re: **On Track Innovations Ltd.**
              Form 20-F for the year ended December 31, 2005
              Filed May 22, 2006
              Form 6-K for the month of November 2006
              File No. 0-49877

Dear Mr. Bashan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 35

Operating Expenses, page 37

1.   You state that the increase in research and development expenses in 2005 as compared to 2004 were primarily due to an "increase in expenses related to salaries that resulted from an increase of the number of employees and from an increase in expenses related to options granted to employees." You provide similar explanations for the increases in selling and marketing expenses and general and administrative expenses. Revise future filings to quantify and analyze the primary causes for the increases. For example, quantify how much of the increase related to increases in employees and how much related to increased options expenses. Discuss any significant factors that contributed to the increased option expenses.

Consolidated Statements of Cash Flows, page F-7

2.   We note from your Form 20-F as of December 31, 2004 that you presented supplemental cash flow information relating to the sale of a consolidated subsidiary in 2004. However, we do not see where you have included this disclosure in your Form 20-F as of December 31, 2005. Please revise future filings to present all of the supplemental non-cash investing and financing activities for each year for which you present financial statements.

Note 2 – Significant Accounting Policies, page F-9

J. Goodwill and purchased intangible assets, page F-11

3.   Please revise future filings to disclose in detail your accounting policy with respect to your annual goodwill impairment evaluation. Describe the steps you perform to determine if the goodwill is impaired. Discuss how many reporting units you have and how you allocate assets and liabilities to these reporting units for purposes of your impairment testing.

O. Basic and diluted net loss per share, page F-14

4.   Revise future filings to disclose the number of shares excluded from your calculation of diluted net loss per share. Refer to paragraph 40 of SFAS 128.

Note 10 – Shareholders' Equity, page F-27

A. Share Capital, page F-27

5.   We note that in November 2005, you completed a private placement of 1,828,026 of your "units." Of these units, 1,544,568 consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and the remaining 283,458 units consisted of one ordinary share and a warrant to purchase one-half of an ordinary share. We note that you have recorded the entire unit issuances in shareholders' equity. Please address the following:

- Tell us and revise future filings to describe any material terms relating to the units, including the warrants.
- Tell us how you considered the guidance in EITF 00-19 in concluding that the warrants should be classified within equity.
- Revise future filings to clearly disclose how you determined the value to be allocated to the warrants.

Schedules

6.   Please revise future filings to include the schedule required by Rule 12-09 of Regulation S-X, or tell us why you believe the information is not required.

Form 6-K dated November 20, 2006

7.   We note that you present a condensed non-GAAP statement of operations. In addition, you present a reconciliation in the form of a pro forma statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP research and development expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP amortization of intangible assets, non-GAAP total operating expenses, non-GAAP operating loss, non-GAAP loss before taxes on income and minority interests, non-GAAP net loss and non-GAAP net loss per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Item 10(e) of Regulation S-K requires that when furnishing information under this item you must provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. To eliminate investor confusion, please remove the pro forma statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

*   *   *   *

Mr. Oded Bashan
On Track Innovations Ltd.
December 1, 2006
Page 4

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

        Sincerely,

        Kevin L. Vaughn
        Branch Chief